Securities Act File No. 333-288291

As filed with the Securities and Exchange Commission on October 29, 2025

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
Pre-Effective Amendment No.
Post-Effective Amendment No. 2

(Check appropriate box or boxes)

LAZARD ACTIVE ETF TRUST

(Exact Name of Registrant as Specified in Charter)

(212) 632-6000

(Registrant’s Telephone Number, including Area Code)

30 Rockefeller Plaza,
New York, New York 10112
(Address of Principal Executive: Number, Street, City, State, Zip Code)

Mark R. Anderson, Esq.
30 Rockefeller Plaza
New York, New York 10112
(Name and Address of Agent for Services)

Copy to:
Allison Fumai, Esq.
Dechert LLP 1095
Avenue of the Americas
New York, New York 10036

It is proposed that this filing will become effective immediately upon filing pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”).

EXPLANATORY NOTE

The purpose of this filing is to file (i) the final Agreement and Plan of Reorganization between The Lazard Funds, Inc., on behalf of its series Lazard Emerging Markets Core Equity Portfolio (the “Acquired Portfolio”), and Lazard Active ETF Trust (the “Registrant”), on behalf of its series Lazard Emerging Markets Opportunities ETF (the “Acquiring Portfolio”) as Exhibit (4) to Item 16 to this Registration Statement on Form N-14 (the “Registration Statement”) and (ii) the opinion of Dechert LLP supporting the tax matters and consequences to shareholders in connection with the reorganization of the Acquired Portfolio into the Acquiring Portfolio as Exhibit (12) to Item 16 to this Registration Statement.

The Information Statement/Prospectus and Statement of Additional Information filed as Parts A and B, respectively, in Post-Effective Amendment No. 1 to Registrant’s Registration Statement filed with the Securities and Exchange Commission (the “SEC”) on July 31, 2025 (Accession No. 0000930413-25-002312) are incorporated by reference herein.

PART C
OTHER INFORMATION

ITEM 15.	INDEMNIFICATION.

Article VII, Section 7.5 of the Amended and Restated Declaration of Trust of the Registrant, a Delaware statutory trust, provides for indemnification of the Trustees, officers and employees of the Registrant by the Registrant, subject to certain limitations. The Declaration of Trust is incorporated by reference to Exhibit (a).

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of Registrant pursuant to the foregoing provisions, or otherwise, Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in such Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by a director, officer or controlling person of Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in such Act and will be governed by the final adjudication of such issue.

Reference also is made to the Distribution Agreement filed as Exhibit 7.

ITEM 16.	EXHIBITS.

(1)(a)	Certificate of Trust(1)

(b)	Amended and Restated Declaration of Trust(2)

(c)	Amended and Restated Schedule A to the Amended and Restatement Declaration of Trust(5)

(2)	By-Laws(1)

(3)	Not applicable.

(4)	Agreement and Plan of Reorganization*

(5)	Not applicable.

(6)(a)	Management Agreement with Lazard Asset Management LLC(2)

(b)	Amended and Restated Schedule 1 to the Management Agreement with Lazard Asset Management LLC(5)

(7)(a)	Distribution Agreement(2)

(b)	Amendment No. 1 to Distribution Agreement(2)

(8)	Not Applicable.

(9)	Custody Agreement(2)

(10)	Not applicable.

(11)	Opinion and Consent of Dechert LLP(3)

(12)	Opinion of Dechert LLP supporting the tax matters and consequences to shareholders of the Acquired Portfolio with respect solely to the transaction between the Acquired Portfolio and the Acquiring Portfolio pursuant to the Agreement and Plan of Reorganization*

(13)(a)	Master Accounting Servicing Agreement(2)
(b)	Administration Agreement(2)
(c)	Transfer Agency and Service Agreement(2)
(d)	Form of Authorized Participant Agreement(2)

(14)	Consent of Independent Registered Public Accounting Firm(4)

(15)	Not applicable.

(16)	Powers of Attorney of Trustees and Principal Financial Officer(3)

*	Filed herewith.

1.	Incorporated by reference from Registrant’s Registration Statement on Form N-1A (Accession No. 0000930413-25-000091) filed with the Securities and Exchange Commission on January 15, 2025.
2.	Incorporated by reference from Pre-Effective Amendment No. 1 to Registrant’s Registration Statement on Form N-1A (Accession No. 0000930413-25-000912) filed with the Securities and Exchange Commission on March 10, 2025.
3.	Incorporated by reference from Registrant’s Registration Statement on Form N-14 (Accession No. 0000930413-25-002048) filed with the Securities and Exchange Commission on June 24, 2025.
4.	Incorporated by reference from Post-Effective Amendment No.1 to Registrant’s Registration Statement on Form N-14 (Accession No. 0000930413-25-002312) filed with the Securities and Exchange Commission on July 31, 2025.
5.	Incorporated by reference from Post-Effective Amendment No. 3 to Registrant’s Registration Statement on Form N-1A (Accession No. 0000930413-25-003245) filed with the Securities and Exchange Commission on October 21, 2025.

ITEM 17.	UNDERTAKINGS.

(1)	The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or part who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, as amended, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.
(2)	The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, as amended, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post-Effective Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 29th day of October, 2025.

LAZARD ACTIVE ETF TRUST

By:	/s/ Nathan A. Paul*
Nathan A. Paul, Principal Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

/s/ Nathan A. Paul* Nathan A. Paul	Principal Executive Officer, President and Trustee	October 29, 2025

/s/ Christina Kennedy* Christina Kennedy	Principal Financial Officer	October 29, 2025

/s/ Evan L. Russo* Evan L. Russo	Trustee	October 29, 2025

/s/ Franci J. Blassberg* Franci J. Blassberg	Trustee	October 29, 2025

/s/ Kenneth S. Davidson* Kenneth S. Davidson	Trustee	October 29, 2025

/s/ Nancy A. Eckl* Nancy A. Eckl	Trustee	October 29, 2025

/s/ Trevor W. Morrison* Trevor W. Morrison	Trustee	October 29, 2025

/s/ Richard Reiss, Jr.* Richard Reiss, Jr.	Trustee	October 29, 2025

/s/ Robert M. Solmson* Robert M. Solmson	Trustee	October 29, 2025

*By:	/s/ Robert Spiro
Attorney-in-fact, Robert Spiro

EXHIBIT INDEX

(4)	Agreement and Plan of Reorganization
(12)	Opinion of Dechert LLP supporting the tax matters and consequences to shareholders of the Acquired Portfolio with respect solely to the transaction between the Acquired Portfolio and the Acquiring Portfolio pursuant to the Agreement and Plan of Reorganization